                                                                       EXHIBIT 4

                                    INTEROIL

                                            ANNUAL REPORT 2002

                                    [PICTURE]

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                                                                               .
                                                                               .
                                                                               .

THE FOUR KEY PRINCIPLES OF THE COMPANY:

VISION,

INNOVATION,

VALUE

AND DELIVERY

CONTENTS

CHAIRMAN'S LETTER                                                         5

2002 HIGHLIGHTS                                                           6

MILESTONE EVENTS                                                          7

OIL AND GAS EXPLORATION AND PRODUCTION (UPSTREAM)                         9

OPERATED PERMIT DETAILS                                                  14

NON-OPERATED PERMIT DETAILS                                              15

INTEROIL'S PNG REFINERY PROJECT (MIDSTREAM)                              17

RETAIL AND WHOLESALE DISTRIBUTION (DOWNSTREAM)                           21

MANAGEMENT DISCUSSION AND ANALYSIS                                       22

BOARD OF DIRECTORS                                                       26

MANAGEMENT TEAM                                                          27

CORPORATE GOVERNANCE                                                     30

AUDITORS' REPORT TO THE SHAREHOLDERS                                     32

FINANCIAL STATEMENTS                                                     33

ASX ADDITIONAL INFORMATION                                               45

GLOSSARY (FOR WORDS IN ITALICS SEE GLOSSARY)                             46

CORPORATE DIRECTORY                                                      48

InterOil Corporation ARBN 094 136 884

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                                                                 [INTEROIL LOGO]

                                                                               1

INTEROIL IS COMMITTED TO DEVELOPING AN INTEGRATED ENERGY COMPANY IN AUSTRALASIA, FOCUSING ON NICHE MARKET OPPORTUNITIES WHICH PROVIDE FINANCIAL REWARDS FOR INTEROIL SHAREHOLDERS, WHILE BEING ENVIRONMENTALLY RESPONSIBLE, PROVIDING A QUALITY WORKING ENVIRONMENT AND CONTRIBUTING VALUE TO THE COMMUNITIES IN WHICH INTEROIL OPERATES.

                                    [PICTURE

CONSTRUCTION ADVANCES ON STEEL STRUCTURE FOR REFINERY PROCESSING EQUIPMENT.

WHARF AND JETTY NEARING COMPLETION.

                                   [PICTURE]

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UPSTREAM

                                    [PICTURE]

MIDSTREAM

                                    [PICTURE]

DOWNSTREAM

                                    [PICTURE]

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CHAIRMAN'S LETTER

                                                                               5

TO OUR SHAREHOLDERS

During 2002, significant progress was made in developing InterOil into a fully integrated energy company. These achievements occurred at a time coinciding with global economic disarray, vast uncertainty and a major bear market.

Our 2002 achievements include:

- Strategic transaction executed with BP Singapore Pte Ltd, to become exclusive crude supplier to the InterOil refinery;

- Discovery of a new oil system in Eastern Papuan Basin of Papua New Guinea (PNG) by our exploration team;

- Receipt of first disbursement of US$31 million under the US$85 million OPIC loan for refinery construction.

- This loan was obtained from the Overseas Private Investment Company, "OPIC", an agency of the US Government;

- Awarding of the "EPC" refinery construction contract with construction underway;

- The approval for trading in the securities of InterOil on the Toronto Venture Exchange: trading symbol: "IOL";

- The announcement of the largest exploration drilling program in the history of PNG.

Although we tend not to focus on daily share price movements, it is pleasing to note that in all the countries in which our securities are traded, InterOil has outperformed most of the major indices.

Over the next 12 months we will dedicate our efforts to:

- Completion of the refinery construction and the production of refined product;

- Funding an innovative exploration program geared for the discovery of commercial hydrocarbons;

-        Increase the value and size of our upstream asset portfolio;

- Secure a main board listing on the Toronto Stock Exchange while continuing to investigate listing our securities on senior stock exchanges, to enhance the value and tradeability in our securities;

- Identifying additional opportunities with the potential to co-develop projects in the oil and gas segment in Papua New Guinea.

On behalf of my fellow Directors, I would like to thank all the staff and management for their continued efforts in following the four key principles of
InterOil: Vision, Innovation, Value and Delivery. It was through their combined effort that the above objectives were achieved, and through which the goals of tommorrow will be accomplished. I would personally like to thank the Board of Directors for their solid support and contribution and the Government of Papua New Guinea and its citizens for establishing a strong environment for growth. InterOil is committed to working closely with the Government of Papua New Guinea and its citizens in creating real value for their country and our company.

/s/ Phil E. Mulacek
--------------------------------------
Phil E. Mulacek

Chairman and Chief Executive Officer

                                                      [PHOTO OF PHIL E. MULACEK]

2002 HIGHLIGHTS

6

JANUARY 2002

- INTEROIL AND BP SIGN EXCLUSIVE SUPPLY AGREEMENT WHEREBY BP WILL SUPPLY CRUDE TO THE INTEROIL REFINERY FOR AN INITIAL FIVE YEAR PERIOD.

                                    [PICTURE]

- INTEROIL DISCOVERS NEW OIL SYSTEM IN THE EASTERN PAPUAN BASIN (PNG), FOLLOWING TWO SUCCESSFUL STRATIGRAPHIC WELLS THAT ENCOUNTERED 266 METRES (877 FEET) OF GOOD QUALITY SANDSTONE AND HYDROCARBONS.

                                    [PICTURE]

MARCH 2002

- INTEROIL RECEIVES FIRST DISBURSEMENT OF US$31 MILLION OF US$85 MILLION LONG-TERM LOAN FROM THE OVERSEAS PRIVATE INVESTMENT CORPORATION (OPIC), AN AGENCY OF THE US GOVERNMENT.

APRIL 2002

- INTEROIL CORPORATION SECURITIES APPROVED FOR TRADING ON THE TSX VENTURE
EXCHANGE: TRADING SYMBOL: IOL.

- INTEROIL AWARDS ENGINEERING, PROCUREMENT AND CONSTRUCTION FIXED PRICE CONTRACT TO CLOUGH NIUGINI LTD TO BUILD PNG'S FIRST REFINERY. NOTICE TO PROCEED GRANTED APRIL 15, 2002.

JUNE 2002

- MARINE CAUSEWAY COMPLETED AND JETTY CONSTRUCTION BEGINS.

                                    [PICTURE]

OCTOBER 2002

- FIRST MAJOR SHIPMENT OF REFINERY LEAVES HOUSTON, TEXAS FOR PAPUA NEW GUINEA.

                                    [PICTURE]

NOVEMBER 2002

- TANK FARM PADS COMPLETED AND CHICAGO BRIDGE & IRON COMPANY (CB&I) COMMENCES WITH FABRICATION OF TANK FARM.

                                    [PICTURE]

DECEMBER 2002

- ARRIVAL OF FIRST SHIPMENT FROM HOUSTON, TEXAS TO PNG.

- MAJOR FISCAL REFORM PROPOSAL ANNOUNCED BY THE GOVERNMENT OF PAPUA NEW GUINEA AT MINING AND PETROLEUM INVESTMENT CONFERENCE IN SYDNEY, AUSTRALIA.

- FOLLOWING ATTRACTIVE FISCAL POLICY REFORM TERMS, INTEROIL COMMITS TO SINGLE LARGEST DRILLING PROGRAM IN THE HISTORY OF PAPUA NEW GUINEA, TO COMMENCE WITH DRILLING OF THE MOOSE PROSPECT.

MILESTONE EVENTS

OVER THE PAST FEW YEARS, THE COMPANY HAS:

-        PURCHASED SUITABLE REFINERY EQUIPMENT;

-        OBTAINED A 99 YEAR PNG STATE LAND LEASE WITH DEEPWATER ACCESS;

- SIGNED A 30 YEAR PROJECT AGREEMENT WITH THE PNG GOVERNMENT, WHICH CONFERS CERTAIN TAX AND MARKET PRIVILEGES;

- OBTAINED PNG GOVERNMENT ENVIRONMENTAL PLAN APPROVAL THAT MEETS WORLD BANK STANDARDS;

-        GRANTED PIONEER STATUS FIVE YEAR TAX HOLIDAY;

- SIGNED AN AGREEMENT TO PURCHASE ALL OF SHELL OVERSEAS HOLDINGS LIMITED ("SHELL") PNG RETAIL AND COMMERCIAL DISTRIBUTION ASSETS IN PNG;

- REACHED AGREEMENT WITH SHELL FOR PURCHASE AND MARKETING THE VAST MAJORITY OF THE EXPORT CAPACITY OF THE REFINERY;

-        SIGNED AN AGREEMENT WITH BP ON SECURING CRUDE OIL SUPPLY FOR THE
         REFINERY;

-        CLOSED THE LOAN COMMITMENT FROM OPIC FOR US$85 MILLION IN PROJECT
         FINANCING;

- OBTAINED APPROVAL FOR TRADING INTEROIL SECURITIES ON THE TSX-V UNDER SYMBOL "IOL";

-        COMMENCED CONSTRUCTION OF THE REFINERY.

POST DECEMBER 31, 2002 ACHIEVEMENTS:

-        COMPLETES PRIVATE PLACEMENT OF 862,500 COMMON SHARES IN FEBRUARY 2003.
         PROCEEDS (C$11.9 MILLION OR US$7.7 MILLION) TO BE USED TO FUND EXPLORATION DRILLING PROGRAM AND CORPORATE EXPENSES;

-        COMMENCED DRILLING OF THE FIRST PROSPECT, THE MOOSE;

- INCREASED THE UPSTREAM EXPLORATION PORTFOLIO BY OVER 38%, TO APPROXIMATELY EIGHT MILLION ACRES;

-        RECEIVED DISBURSEMENTS TO DATE OF US$43.5 MILLION FROM OPIC FOR THE
         REFINERY;

- ON APRIL 29, 2003 - COMPLETES C$11.3 MILLION COMMON SHARE PLACEMENT AT C$15.00 PER SHARE.

INTEROIL COMMENCES DRILLING OF THE MOOSE MARCH 27,2003.

                                    [PICTURE]

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OIL AND GAS EXPLORATION AND PRODUCTION (UPSTREAM)

                                                                               9

BACKGROUND

INTEROIL HAS DISCOVERED A NEW OIL SYSTEM IN THE EASTERN PAPUAN BASIN OF PNG. THE EVIDENCE FROM TWO WELLS SHOWS GOOD QUALITY RESERVOIR SAND AND FOUR SOURCES OF OIL. BASED ON THIS, THE EASTERN PAPUAN BASIN IS NOW PROVEN TO BE PROSPECTIVE FOR OIL, WITH THE POTENTIAL FOR NUMEROUS WORLD CLASS OILFIELDS COMPARABLE TO THE KUTUBU FIELD (MORE THAN 340 MILLION BARRELS).

Since the discovery of oil in the Toro Sandstone at Kutubu (Fig.1) exploration activity has focused on the Toro Sandstone fairway in the Fold Belt in the west of PNG. The Kutubu field will produce more than 300 million barrels and Hides (Fig.1) contains more than 5 tcf of gas. Despite these world class fields, a combination of factors, including high costs of drilling in the Fold Belt, reduced exploration drilling to one or two commitment wells each year.

The Eastern Papuan Basin had been intermittently explored since 1911 with the last well drilled by Petro-Canada in 1991. The Pale Sandstone (Fig.1) was discovered in 1986 by a geological field survey finding outcrop samples. The source of the sand, its extent and reservoir quality were unknown, until InterOil drilled in the region.

When InterOil began to look for exploration opportunities in 1998, the Eastern Papuan Basin was open acreage except for an area around the Puri-1 oil discovery in PPL 237 (Fig.1). InterOil considered the area to have strong petroleum potential as indicated by numerous oil and gas surface seeps, the Pale Sandstone outcrop found during the 1986 geological field survey, and oil tested at the Puri-1 well. The key to the business plan was the development of a cost effective exploration method in the InterOil licence area. The implementation of the plan has resulted in InterOil obtaining licences with good logistics and access to the refinery and finding tangible evidence of a working petroleum system. InterOil has identified over 40 leads and prospects in its licence areas.

Three new Petroleum Prospecting Licences (PPLs 236, 237 and 238) were obtained in March 2003, covering over eight million acres. (Fig.2) These licences replace InterOil's previous licences (PPLs 210, 220 and 230 respectively). The area stretches from just east of the existing oil export pipeline (Fig.2) to the refinery at Port Moresby. The new licences qualify for the incentive tax terms of 30%, reduced from an effective maximum tax rate of approximately 65%.

                                    [PHOTO]

To balance the exploration portfolio, InterOil sought and obtained low entry cost interests in other permits in PNG. InterOil has interests in PPL 200 and Petroleum Retention Licences PRL 4 and PRL 5 (Fig.2). PPL 200 is an offshore block operated by Talisman Energy, and PRL 4 and PRL 5 are gas condensate fields operated by Santos with access to the Fly River. The initial phase of InterOil's exploration involved finding, reviewing, reprocessing and interpreting original data (including ground mapping, landsat, gravity and seismic data). Together with extensive fieldwork, this has established a portfolio of leads and prospects. This initial work, together with reports of other Pale Sandstone outcrops, indicates that the Pale Sandstone is a regional fairway (Fig.1). Subsequently, InterOil decided that key reservoir information could be obtained by drilling Subu-1 and Subu-2. Not only did these wells establish two reservoir quality sandstones (Pale and Subu) but also demonstrated the presence of altered hydrocarbons which point to the presence of four hydrocarbon sources.

OIL AND GAS EXPLORATION AND PRODUCTION (UPSTREAM) CONT'D

10

COST EFFECTIVE PROGRESS FROM EXPLORATION TO PRODUCTION

InterOil has a core team that works closely together, covering geology, geophysics, engineering and commercial aspects. An innovative drilling program was developed which involved continuous coring method of shallow wells, to provide rock samples that can give direct evidence of porosity, permeability and hydrocarbons without the cost of logging or well testing. The equipment is smaller and lighter than conventional oil drilling rigs. Industry experience suggests continuous coring is the most cost effective exploration drilling system for depths to at least 1,800 metres (6,000 feet) (and potentially 3,000 metres (10,000 feet)).

By reducing the cost of wells to approximately US$1.5 million, the need to spend time and money on seismic data (with costs ranging from US$2.5 million to US$10 million) prior to drilling is reduced, as the core issues are reservoir existence and the presence of oil. A key exploration fact is that all of the major oilfields in PNG have been found without seismic data.

                                   [PICTURE]

MOOSE-1 EXPLORATION BASE CAMP

                                   [PICTURE]

InterOil further achieves lower costs by using a multi-well-drilling program to gain economies of scale. This requires a portfolio of relatively independent prospects and a commitment to fully explore a number of higher ranked possibilities rather than a single "roll of the dice" on the best looking prospect. InterOil has identified and plans to drill a range of play types.

InterOil licences have a logistical advantage of moderate terrain and barge access to infrastructure and proximity to the refinery being constructed in Port Moresby. This advantage can allow early production, lower cost development, and access to a market for oil production. For example, the economic field size for an oilfield near Port Moresby is estimated to be five to seven million barrels, compared to 75 million barrels in the Fold Belt.

EXPLORATION RESULTS

Two stratigraphic wells drilled by InterOil, Subu-1 and Subu-2 in PPL 238 (Fig.4), have cored over 488 metres (1,600 feet) with 375 metres (1,230 feet) of good reservoir quality Pale Sandstone. A recent field survey found a second exposure of Pale Sandstone that extends the known width of the Pale fairway to more than 60 kilometres (37 miles). The estimated true stratigraphic thickness of the Pale and Subu Sandstone is 266 metres (877 feet), with hydrocarbons present throughout. Preliminary analyses suggest these hydrocarbons are bitumen residue of three oils derived from four sources. One is similar to Kutubu oil, sourced from a Jurassic-age rock, one is from a Palaeogene or Late Cretaceous aged source, while the third and fourth are from immature or marginally mature sources which may be mature in deeper parts of the kitchens. The Cretaceous source is likely to still be generating oil, increasing the chances of migration into current structures. Unaltered crudes are light (40-45 degrees API) and low sulphur (< 0.5%), suitable for processing in the refinery. CSIRO (the Australian Government Commonwealth Scientific & Industrial Research Organisation) has been contracted to supply specialist technical and research services.

Reports received so far indicate:

-        The key elements of a petroleum system have been identified.

- The Subu wells identified two independent sandstone units (Pale and Subu Sandstones). These units were deposited under different settings. (Fig.3)

- Based on the results of testing both the sandstone reservoirs are regarded as good quality.

- Testing has revealed the hydrocarbon samples recovered from the Subu cores are from a similar source to the producing Kutubu and Gobe oilfields.

- Two other sources similar to those in Gippsland Basin in Australia and Taranaki Basin in New Zealand have also been identified.

                                   [PICTURE]

TESTING HAS REVEALED THAT THE HYDROCARBON SAMPLES RECOVERED FROM THE SUBU CORES ARE FROM A SOURCE SIMILAR TO THE ONES PRODUCING THE KUTUBU AND GOBE FIELD OILS.

OIL AND GAS EXPLORATION AND PRODUCTION (UPSTREAM) CONT'D

12

INTEROIL DRILLING PROGRAM

InterOil has identified 12 Pale/Subu Sandstone leads and prospects and 20 other leads and prospects. The size of these leads and prospects cannot be accurately estimated until further drilling, completion of field work and/or seismic operations are conducted. However, large anticlines and seismic and gravity anomalies have been identified. There are three categories of future exploration for InterOil:

a) Shallow wells to explore prospects near the Pale/Subu Sandstone outcrops;

b) Deeper Pale/Subu Sandstone prospects which will require a rig with greater depth capability; and

c) Other exploration play types including the carbonate reservoirs (as demonstrated by the Puri-1 discovery) and shallow prospects defined by seismic data near Port Moresby.

Activity in 2002 focused on establishing the requirements for a multi-well program. Technically, this included geological field surveys, a small seismic survey, and airborne gravity and magnetics data acquisition, processing and interpretation. The low cost drilling system was researched and progressed to final design and construction of a rig. The drilling system incorporates air drilling, rotary drilling and continuous coring with a purpose built rig.

On March 27, 2003, the Moose-1 well was spudded. This is the first well of the Phase One Eight-Well Drilling Program announced in December 2002.

A second phase is projected to start later in 2003 and will include seismic data acquisition and an expanded well drilling program.

RIVER ACCESS TO MOOSE-1 STRUCTURE AND PPL 238

                                    [PICTURE]

                                     [MAP]

LANDSAT IMAGE OF PPL 238 AND PORTIONS OF PPL 236 AND 237. THE AURE SCARP IS IN THE CENTRE AS NOTED BY SUBU-1,2. PINKISH AREAS TO THE NORTH AND EAST INDICATE AREAS OF CULTIVATION. MAJOR RIVERS ARE PURARI (LEFT CENTRE) AND VAILALA (RIGHT CENTRE).

OPERATED PERMIT DETAILS

14

                                      [MAP]

THESE THREE LICENCES WERE AWARDED UNDER THE NEW FISCAL POLICY RESULTING IN A FLAT 30% TAX RATE AND REPLACE INTEROIL'S PREVIOUS LICENCES PPL 230, 220 AND 210.

PPL 238 (FORMERLY PPLS 208, 230):

(INTEROIL 100% AND OPERATOR)

Increased understanding of the geology led to the application for a larger area PPL 238 and this licence (Fig.4) was awarded during March 2003.

InterOil identified the potential in this area and was rewarded with encouraging results from the stratigraphic wells and field surveys which indicate a new oil system in the Pale/Subu Sandstones. There are numerous oil and gas seeps in the area, and large surface structures suggest the potential for large oilfields. A number of shallow bore-holes encountered oil and gas shows. Gas discoveries have been made in and around the licence at Tovala, Kuru, Barikewa, Uramu and Bwata. The Gobe oilfields are about 100 miles to the northwest of the licence, and the Puri-1 well is located in PPL 237. PPL 238 has the potential for large oilfields, with initial estimates suggesting there are at least 11 structures that could each contain a very large resource.

[MAP]

The licensed property is partially connected by road to the refinery site near Port Moresby, and navigable rivers penetrate inland to the prospective areas. This favourable location will result in significantly lower drilling and development costs compared to existing operations in the highlands.

PPL 236 (FORMERLY PPL 210):

(INTEROIL 100% AND OPERATOR)

PPL 236 (Fig.5) covers an area that includes the refinery site, with road access to the prospective locations.

This proximity to Port Moresby means that even a modest gas discovery may be economic for a pipeline to the refinery and an electrical power generation facility in Port Moresby. A small oil discovery this close to the refinery would be economic with low development, operating and transport costs. One large structure, " Whale", and two fault and reef structures, "Sea Dragon" and "Marlin", have been identified in this permit. This licence is fully connected by road to the refinery site near Port Moresby.

                                      [MAP]

PPL 237 (FORMERLY PPL 220):

(INTEROIL 100% AND OPERATOR)

PPL 237 (Fig.6) is well located to receive hydrocarbons that have migrated out of the adjacent Omati and Aure Trough areas. The licence contains the gas discovery Bwata-1. Little exploration work has been done in this area for more than 20 years and application of modern technologies should result in a considerably improved appraisal. The flat nature of the terrain means that low altitude airborne geophysical exploration methods, eg. gravity and magnetics, may be appropriate. Barge transport of oil to the InterOil refinery near Port Moresby would be facilitated by the presence of several rivers, which exit to the sea through PPL 237. Prospects for the expanded drilling program include "T-Rex", "Triceratops", "Brontosaurus", and "Stegosaurus".

NON-OPERATED PERMIT DETAILS

                                      [MAP]

PRL 4: (INTEROIL 20%)

PRL 4 was granted on September 1, 2000. This licence covers the Stanley gas condensate field which is a candidate for condensate recovery by gas recycling and liquids stripping. The access to the location will reduce development and operating costs, with the potential to barge the petroleum liquids down the Fly River to the refinery in Port Moresby.

PRL 5: (INTEROIL 20%)

PRL 5 was granted on February 15, 2000. This licence covers the Ketu and Elevala gas condensate fields. Elevala contains an estimated one trillion cubic feet
(tcf) of gas and 33 million barrels of condensate. Ketu and Elevala have down dip oil potential.

                                      [MAP]

PPL 200: (INTEROIL 15%)

Geophysical studies over the licence PPL 200 have indicated the Flinders prospect as a very large gas condensate play. The Flinders prospect is a low relief four way dip closure with an associated amplitude anomaly. Geophysical analysis suggests that the amplitude anomaly may result from a gas-saturated sandstone. Oil Search, the largest participant in the licence with 50%, recently stated "Potential reserves in the Flinders prospect are in the order of 1.7 tcf and 150 mmbls condensate". The Flinders prospect is close to the Pasca field that demonstrated a high condensate yield. A high condensate yield significantly improves gas field economics. PPL 200 is ideally located to take advantage of the proposed PNG - Queensland Gas Project infrastructure that would provide access to the Australian gas market.

                                     [CHART]

                                    [PICTURE]

PROCESSING INFRASTRUCTURE BEING PREPARED FOR PROCESSING UNITS, VESSELS AND HEAT EXCHANGERS.

                                    [PICTURE]

LAYING MAIN FOOTING TO SUPPORT THE FOUNDATION FOR ELECTRICAL POWER SUPPLY.

                                    [PICTURE]

CB&I - PRODUCT AND FEEDSTOCK TANK CONSTRUCTION.

                                    [PICTURE]

INTEROIL'S PNG REFINERY PROJECT (MIDSTREAM)

INTEROIL IS CONSTRUCTING A 32,500 BARREL PER DAY CAPACITY CRUDE OIL REFINERY NEAR PORT MORESBY, THE CAPITAL CITY OF PAPUA NEW GUINEA. THE REFINERY IS SITUATED ON THE UNDEVELOPED SIDE OF THE HARBOUR FROM THE CITY OF PORT MORESBY, SOME 24 KILOMETRES (15 MILES) AWAY BY ROAD AND 4 KILOMETRES (2.5 MILES) BY WATER. THE REFINERY IS UNDER CONSTRUCTION WITH APPROXIMATELY 700 DEDICATED PERSONNEL OF WHOM 495 ARE BASED ON SITE.

Port Moresby was chosen because of its proximity to the sources of PNG and regional crude oils and is ideally placed in the regional export market for refined petroleum products. The protected deep water access of between 17 and 21 metres (56 to 69 feet) can accommodate oil tankers of up to 110,000 dwt enabling larger fully laden vessels to load at the InterOil marine terminal thus providing economies of scale and improved economics. Papua New Guinea is one of a few oil-producing countries with no domestic oil refinery and relies totally on imported refined petroleum product. This presented an opportunity for a niche hydro-skimming refinery to replace imported products within PNG and the surrounding region. Upon its completion several synergies within the oil and gas industry in PNG are expected to flow through to InterOil, some of which have already been identified. The site, although adjacent to Port Moresby, is relatively remote by world standards when considering the limited industrial support base and the lack in specialist equipment and materials that are available locally. As such the project supply line is extensive, and this has provided opportunity and motivation to local businesses to expand their services and capabilities. InterOil is actively encouraging local content where possible.

REFINERY STATUS

Following receipt of the first disbursement of US$31 million of the US$85 million OPIC loan in March 2002 an EPC fixed price contract was awarded to Clough Niugini Ltd. In terms of the engineering, procurement, construction and commissioning contract, an allowance for mechanical completion of 20 months has been agreed to.

Engineering and construction progress to March 31, 2003 includes:

- Detailed engineering is nearing completion and all the required Hazard and Operability Studies (HAZOP's) have been carried out. This ensures that the equipment and system design is safe, robust and fit for purpose, and has confirmed that there are no major changes affecting the project budget.

- Project construction is over halfway complete, with the main focus of the EPC contract shifting to the mechanical works on site.

- The site administration office and site accommodation camp is complete, mobilised and fully operational.

- The marine piling on the main jetty is nearing completion with the construction of the secondary heavy loading wharf to be complete by April 2003.

- The civil and building works are progressing well with the tank foundations completed and multiple tanks already under construction. The structural steel in the main process area is being erected and prepared for the installation of the processing equipment upon arrival.

- The first major shipment of refinery equipment arrived at site on December 1, 2002. The balance of the refinery equipment will arrive on site in the second half of 2003.

                                    [PICTURE]

INTEROIL'S PNG REFINERY PROJECT (MIDSTREAM) CONT'D

18

                                    [PICTURE]

MARKETING AND CRUDE SUPPLY

Crude oil from PNG is currently exported over 2,000 kilometres (1,250 miles) to Brisbane and further to refineries in Sydney and Singapore. InterOil, under an agreement with the Government of PNG (the "Project Agreement") has the first right to access this local crude that is supported and enhanced by an exclusive supply agreement with BP. This right to domestic crude access provides additional security of an uninterrupted supply of local crude to the refinery for an initial period of 30 years and underpins the continued economic viability of the project.

Refined product demand for PNG and nearby markets is currently supplied from refineries in Singapore and Australia, a distance of more than 5,000 kilometres (3,125 miles) and 2,000 kilometres (1,250 miles) respectively from PNG. It is these associated loading, transportation and discharge costs of refined product into PNG that are embedded in the current cost to the consumer in PNG as part of the end-user pricing structure. The viability of the refinery is underpinned by the Project Agreement, which grants the refinery first right to supply locally refined fuel product using the Import Parity Price ("IPP") model. Included in the IPP model are several of the aforementioned transportation and ancillary costs that will no longer be paid to overseas shipping companies but will nevertheless continue to remain in the pricing model. The result is a solid processing margin.

Under the Project Agreement all PNG domestic distributors will purchase their refined product needs on the same terms from the refinery. To further secure its refined product market, InterOil entered into a series of agreements with units of Royal Dutch Shell to purchase all its PNG domestic refined product requirement from the refinery and for export, to market all excess refined products and purchase all naphtha production. The domestic and export contracts negotiated with Shell were valued at US$1.4 billion at closing.

INTEROIL'S PNG REFINERY PROJECT (MIDSTREAM) CONT'D

                                    [PICTURE]

MARINE FUELLING FACILITY

                                    [PICTURE]

COMMERCIAL SALES

                                    [PICTURE]

RETAIL DISTRIBUTION

                                    [PICTURE]

RETAIL AND WHOLESALE DISTRIBUTION (DOWNSTREAM)

SHELL AND INTEROIL STRATEGIC ALLIANCE

IN 2001 THE COMPANY CONCLUDED A BINDING AGREEMENT TO PURCHASE ALL OF SHELL'S RETAIL AND DISTRIBUTION ASSETS IN PNG. THE SHELL PORTFOLIO COMPRISES A BLUE-CHIP DISTRIBUTION NETWORK OF 70 CORE DISTRIBUTION OUTLETS THAT INCLUDES TERMINALS, DEPOTS, RETAIL SERVICE STATIONS AND COMMERCIAL REFUELLING FACILITIES. IT IS STRATEGICALLY AND GEOGRAPHICALLY THE LARGEST AND MOST COMPREHENSIVE DISTRIBUTION ASSET BASE IN PNG. INTEROIL WILL LEASE THE RETAIL AND DISTRIBUTION ASSETS BACK TO SHELL TO FACILITATE SHELL'S CONTINUING RESPONSIBILITY FOR DAILY OPERATIONS.

This agreement enhances the commercial value of InterOil's refinery project, as Shell's domestic distribution network accounts for approximately 50% of the PNG market, and will become effective as soon as the refinery commences commercial operation. The Shell asset acquisition value is US$18 million comprising convertible shares and a cash component. It is envisaged that in the event of conversion of such shares, Shell would hold approximately 8% of InterOil's issued share capital on a fully diluted basis.

                                    [MAP]

MANAGEMENT DISCUSSION AND ANALYSIS

22

THE FOLLOWING DISCUSSION AND ANALYSIS BY MANAGEMENT OF THE 2002 FINANCIAL CONDITION AND FINANCIAL RESULTS FOR INTEROIL SHOULD BE READ IN CONJUNCTION WITH THE AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING FOOTNOTES.

PURPOSE AND MISSION

The major focus of InterOil is the construction of an oil refinery in Papua New Guinea and the development of a fully integrated oil company that will own and operate assets from the wellhead to the petrol pump. InterOil's refinery will process 32,500 barrels of oil per day and will result in PNG becoming an exporter of refined products. Currently PNG exports all its crude and imports all its refined products.

OVERVIEW

InterOil's operations are organised into three major business segments:

- The upstream segment includes the exploration of crude oil and natural gas.

-        The midstream segment includes the refinery project.

- The downstream segment will manage the distribution assets of the Company.

UPSTREAM

Following InterOil's discovery of a new oil system in the PNG Eastern Papuan Basin, a detailed field study survey was initiated on licence area PPL 238 (formerly PPL 230). The field study involved four teams of geologists in association with more than 50 Papua New Guineans who carried out a ground survey. The survey covered 10 separate potential drilling locations within 30 kilometres (18 miles) of the two stratigraphic wells drilled by InterOil.

Completed multi-disciplinary studies on core material taken from the Subu wells confirm the presence of two separate good quality sandstone reservoirs. The studies also confirm the presence of four separately sourced oils in the cores, demonstrating sources similar to those seen at Kutubu, North West Shelf, Bass Strait and New Zealand.

Analysis of gravity data by InterOil indicates three separate basins (kitchens) that are the potential sources of the different types of oil that were found in the core samples.

Following positive fiscal policy reforms announced by the Government of Papua New Guinea in December 2002, InterOil announced a commitment to an eight well drilling program to commence in the first quarter 2003. The Moose prospect, the first to be drilled, is located in PPL 238 and exhibits the qualities of a world class structure and a probabilistic mean of 350 million barrels of oil (assumes structure is full to spill point). InterOil's Working Interest can be diluted if the PNG Government elects to exercise a right to take an interest after paying its share of qualifying costs, and by other possible farm-in participants.

MIDSTREAM

Construction of the 32,500 barrel per day refinery project has commenced and continues to forecast a 2003 mechanical completion. The refinery complex is located across the harbour from Port Moresby, the capital of PNG, and is located on the former site of the Australian Naval Base where InterOil has secured a 99 year lease from the State of PNG.

After signing the engineering, procurement and construction contract (EPC), in the first quarter of 2002, Notice to Proceed was granted on April 15, 2002. The contract is fixed price turnkey with a mechanical completion date in the fourth quarter 2003.

Engineering and construction progress to date includes:

- Engineering progress is near final completion and all the required Hazard and Operability Studies (HAZOP's) have been completed.

- The total construction project is now over halfway complete with 75% of the procurement accomplished and the main focus is on completing the site mechanical works.

- The site administration office and site accommodation camp is complete, mobilised and fully operational.

- The marine piling on the main jetty is nearing completion with the construction of the secondary heavy loading wharf scheduled to be complete by April 2003.

- The civil and building works are progressing well with the tank foundations completed and multiple tanks already under construction. The structural steel in the main process area is being erected and prepared for the installation of the processing vessels upon arrival.

- The first major shipment of refinery equipment arrived at site on December 1, 2002. The balance of refinery equipment, that has been fully refurbished and is ready for immediate installation, will arrive on site in PNG in the second half of 2003.

DOWNSTREAM

The Project Agreement signed with the Government of PNG gives the refinery certain rights to supply the domestic market in PNG with refined oil products. InterOil has estimated that approximately 60% of the refinery net output will be used to supply the PNG domestic market. The balance of the refinery's production will be sold into the near regional and export markets. InterOil believes that the refinery will be able to price its products competitively due to the transportation cost advantages and the premium quality of products produced using PNG crude feedstock.

A contract has been concluded with Royal Dutch Shell whereby they will purchase and market the vast majority of the export capacity of the refinery for a period of three years at prices ruling at the time of supply. The domestic and export contracts were worth approximately US$1.4 billion at contract closing. The contracts will become effective as soon as the refinery begins commercial operations.

LIQUIDITY AND CAPITAL RESOURCES

InterOil ended fiscal year 2002 with approximately US$10.4 million (C$16.4 million or A$18.4 million) in cash and near cash assets. This compares with approximately US$18 million (C$28.4 million or A$32.9 million) at December 31, 2001. Cash reserves were spent on efforts to obtain refinery financing, development costs, certain oil and gas exploration expenses, administrative and general costs.

In June 2001, a US$85 million Project Financing Facility was obtained from OPIC, an organisation backed by the "full faith and credit of the US Government". As of March 31, 2003 disbursements of US$43.5 million to date (US$31 million fiscal year 2002, or US$12.5 million first quarter of 2003) have been received from OPIC.

The Capital Budget and Funding Sources of the Refinery Project:

The total funds for the refinery are:

Capital Costs                              US$187m
Finance Costs                              US$8m
Funded Debt Service Reserve Account        US$9m
Total                                      US$204m

The funding sources are:

Purchased Equipment and Refinery Assets    US$76m
OPIC Loan                                  US$85m
Cash Resources                             US$22m
Other Company Resources                    US$7m
BP and Clough Commitments Received         US$14m
Total                                      US$204m

Of the US$187 million (C$284 million or A$332 million) capital costs of the refinery and its US$17 million (C$26 million or A$30 million) other funds required, US$115 million (C$181 million or A$204 million) in equipment and development costs have been paid as of December 31, 2002. InterOil remains confident that it has the resources to complete the refinery as well as meet its requirements associated with the obligations for the project.

InterOil is in the process of establishing a revolving working capital facility of between US$12 million (C$19 million or A$21 million) and US$30 million (C$47 million or A$53 million). The amount of the facility will depend on the timing of the trade cycle and price of crude oil.

MANAGEMENT DISCUSSION AND ANALYSIS CONT'D

24

To provide funding for InterOil's ongoing exploration and production activities in PNG, US$7.7 million (C$11.9 million or A$13.2 million) was raised in February 2003 through a private placement of 862,500 common shares of InterOil stock. This equity financing provides additional capital to continue InterOil's announced exploration activities.

EARNINGS

InterOil did not have any net earnings from operations during 2002. In the 2002 fiscal year InterOil had a loss of US$1,315,887 (C$2,074,222 or A$2,329,003) compared to a loss of US$3,279,196 in Fiscal Year 2001.

A reduction in the net loss in 2002 compared with 2001 was mainly attributable to:

- Realised and unrealised foreign currency gains mainly associated with the strengthening of the Australian Dollar compared to the US Dollar (December 31, 2002 AUD/USD rate = 0.51, and December 31, 2001 AUD/USD rate = 0.56)

partially offset by:

- lower interest revenue as funds are expended in support of InterOil's projects.

Monetary items denominated in foreign currencies are translated into US Dollars at exchange rates in effect at balance sheet date, and non-monetary items are translated at historical rates of exchange.

RISKS AND UNCERTAINTIES

NO OPERATING HISTORY/NO CERTAINTY OF FUTURE PROFIT

To date InterOil has encountered certain delays in the development of the refinery. It is possible that unforeseen difficulties may cause other delays during development and/or construction of the refinery. The likelihood of the success of InterOil and its refinery project must be considered in light of the risks inherent in, and the difficulties, costs, complications and delays frequently encountered in the establishment of new project start-up companies. Accordingly, there can be no assurance of the future profitability of the refinery or InterOil.

ACHIEVEMENT OF PROJECT REVENUES

A Project Agreement with the Independent State of PNG, combined with the Shell marketing and distribution contracts already obtained, gives the project access to the PNG and near region refined oil product markets and access to crude oil produced in PNG. Neither InterOil nor its subsidiaries or affiliates can control the price at which refined petroleum products can be sold in PNG or other markets targeted by the refinery project. Import Parity Prices have historically provided sufficient margins for attainment of the revenues forecasted by InterOil. Further, the Project Agreement between InterOil and the PNG Government provides that if there is more than one refinery operating in PNG during the term of the Project Agreement, the right to supply the domestic market will be shared by the refineries in proportion to their refining capacities.

PROJECTED REFINERY COSTS

InterOil has estimated the capital, financing and development costs of the project. The estimation process included consultation with third parties by way of expertise in estimating costs of this nature. InterOil has also negotiated an agreement for a fixed price EPC turnkey contract with a contractor. However, the actual costs of completing the required work to bring the refinery to completion may vary from the contract sum as a result of many factors, including changes in market conditions and change orders during construction, and may influence the completion date and final cost of construction.

MANAGEMENT DISCUSSION AND ANALYSIS CONT'D

POLITICAL RISK

Future political and economic conditions in PNG could result in the Government adopting different policies than exist presently, which might adversely affect the oil exploration and production industry or the oil refining industry. However, InterOil believes the refinery is in the long-term best interests of PNG and has no reason to believe it does not have the support of the present Government or will not have that support from future Governments.

The construction and operation of the refinery require various permits and licences from various Government authorities. The Project Agreement gives the project certain assurances that the necessary permits and licences will be received. The project has received all necessary permits and licences including those needed from the Bank of Papua New Guinea.

EXISTENCE OF MARKETS

The Project Agreement gives the project certain rights to supply the domestic market in PNG with refined oil products. InterOil has estimated that approximately 60% of the refinery's net output will be used to supply the PNG market. The balance of the refinery's production will be sold into the near regional markets.

InterOil estimates that the refinery will be able to price its products competitively due to transportation cost advantages and the premium quality of products produced using PNG crude feedstock. InterOil has signed contracts for nearly all of the refinery's products, destined for the export markets with a unit of Royal Dutch Shell.

CRUDE OIL SUPPLY

PNG crude oil production rates are expected to satisfy the refinery's requirements for at least 10 years after commercial start-up. InterOil has identified multiple alternative crude oils that are suitable for use as project feedstock. For example, suitable Indonesian crude oil could be delivered within 10 days. However, crude oil sourced from outside PNG may be more expensive than domestic crude oil and may reduce the refinery's margins. Alternatively, imported crude oil may be selected to alter the refinery product slate to better match market conditions as they develop.

A contract has been signed with a unit of British Petroleum to act as an exclusive crude agent for five years, which will involve the sourcing and delivery of crude oil for the refinery as instructed by InterOil.

OUTLOOK

The refinery project is well underway, and construction has achieved significant milestones toward successful project completion. InterOil is targeting refinery construction to be mechanically complete in the fourth quarter of 2003, with commissioning and operations to be complete no later than June 2004. On the exploration side, proven success associated with the multi-well-drilling program launched in the first quarter of 2003 should add great value and diversity to InterOil.

BOARD OF DIRECTORS

                           [PHOTO OF PHIL E. MULACEK]

                         [PHOTO OF CHRISTIAN M. VINSON]

                           [PHOTO OF ROGER N. GRUNDY]

                           [PHOTO OF GAYLEN J. BYKER]

                          [PHOTO OF G. MICHAEL FOLIE]

PHIL E. MULACEK is the Chairman and Chief Executive Officer of InterOil, the position he has held for seven years. Mr Mulacek is the founder of P.I.E. Corp based in Houston, Texas, USA. Mr Mulacek earned his degree in Petroleum Engineering from Texas Tech University in Lubbock. P.I.E. Corp was established in 1981 for the purposes of oil exploration, drilling and production. P.I.E. Corp operated across the southwestern portion of the USA, with more than 90 wells developed at depths from 1,500 feet to 26,000 feet. P.I.E. Corp has led the development of the Project and the commercial activities to secure the economic viability of its companies.

CHRISTIAN M. VINSON has been the Chief Operating Officer for InterOil since 1995. He earned an Electrical and Mechanical Engineering degree from Ecole d'Electricite et Mecanique Industrielles, Paris, France. He has extensive expertise in computer automation of electrical and mechanical systems. Before joining P.I.E. Corp, he was a manager with NUM Corporation, "a Schneider company" in Naperville, Illinois, USA, where his responsibilities included establishment of the company's first USA office. Mr Vinson has been responsible for securing the 30 year Refinery Project Agreement with the Government of PNG and obtaining all permits and approvals. He is the in-country Director responsible for government and community relations and corporate development. Mr Vinson plays a key role in the corporate development of InterOil with his intricate knowledge of the oil and gas industry and with his long standing relationships developed with key Government and Industry leaders in PNG.

ROGER N. GRUNDY is a Director of InterOil and serves as the Technical Director for the Project. Mr Grundy is the Managing Director of Breckland Ltd, a UK-based engineering consulting firm, and is an internationally recognised expert in the area of refinery efficiency. Mr Grundy has more than 30 years' experience in all areas of oil refinery operations and construction and has acted as a consultant to more than 115 existing refineries on six continents for the major oil companies, independents and the World Bank. Mr Grundy's knowledge and refinery industry contacts have been of great assistance to ensure a successful Project.

GAYLEN J. BYKER is President of Calvin College, a liberal arts institution of higher learning, located in Grand Rapids, Michigan, USA. He has obtained four university degrees including a PhD (doctorate) in international relations from the University of Pennsylvania and a JD (law) from the University of Michigan. Dr Byker is a former partner in Offshore Energy Development Corporation ("OEDC") where he was Head of Development, Hedging and Project Finance for gas exploration and transportation projects offshore USA. Prior to joining OEDC, he was Co-Head of Commodity Derivatives, Phibro Energy, Inc., a subsidiary of Salomon, Inc. and Head of Commodity-Indexed Transactions Group, Banque Paribas, New York, with worldwide responsibility for hedging and financing transactions utilising long-term commodity price risk management. Dr Byker was Manager of Commodity-Indexed Swaps and Financings for Chase Manhattan Investment Bank, New York, and was also an associate attorney at Morgan, Lewis & Bockius in Philadelphia, Pennsylvania, USA.

G. MICHAEL FOLIE following a distinguished career as an executive in the resource sector, is currently a consultant and independent director specialising in petroleum and mining. He held a number of senior executive positions with Shell Australia Limited and its subsidiaries from 1979 to 1994 where he was involved in all aspects of Shell's Australian businesses, including investments in coal, alumina, gold, LNG, oil refineries and chemical plants. From 1990 to 1994, Dr Folie was a Director of Shell Australia, involved in all of Shell's operations, including oil products and refining. From 1994, he was Managing Director and CEO of Australian Stock Exchange listed Acacia Resources Limited until it merged with AngloGold in January 2000. Dr Folie was a Director of the Export Finance and Insurance Corporation - "EFIC", an arm of the Australian Federal Government, from 1994 to 1997. He is a Director of the Federal Government's Australian Research Council; the Institute of Public Affairs and Chairman of Concept Gold. Dr Folie obtained a PhD in Civil Engineering from Southampton University and a Masters in Economics from the London School of Economics and currently resides in Melbourne, Australia.

MANAGEMENT TEAM

                         [FLOW CHART OF MANAGEMENT TEAM]

ANDY CARROLL - General Manager Exploration and Production. Andy Carroll has worked in international oil exploration and production for 24 years. After graduating from Cambridge University with a Masters Degree in Engineering, he joined BP and worked offshore in the North Sea and Ireland and onshore in the UK. He then moved to Dome Petroleum in Canada (Amoco-BP), drilling in the Canadian Arctic and deepwater UK, North Sea, before moving to Area Engineer for Edmonton and then Corporate Economics. Andy moved to Ampolex in Australia in 1988 and became Manager, Marketing, responsible for Crude Oil Sales, Gas Marketing, Shipping and Hedging, and negotiating a sale of 40% of the Wandoo field, and in 1994 became the PNG Asset Manager/Team Leader. Andy's involvement in PNG goes back to the planning and sale of the first cargo from Kutubu in 1992, and he was responsible for proposing the PNG - Queensland gas pipeline to Chevron in 1996. Mr Carroll has been working for InterOil since 1998, responsible for the Upstream Business unit that now has the largest onshore acreage in PNG, and has discovered a new oil system in the Eastern Papuan Basin.

CHRIS COLLINS - General Manager Downstream. Chris Collins is General Manager of the Downstream Business. He has an Economics degree and an MBA. Before joining InterOil, he held various executive positions with The Shell Company of Australia, in all aspects of Downstream Oil Marketing, including Reseller Network Development, Allied Retail Business Development, Franchising and Asset Management. Mr Collins manages the Downstream assets of InterOil including retail, depots and distribution systems, new strategies and growth areas in the respective division.

MANAGEMENT TEAM

28

TOM DONOVAN - General Manager Finance/Accounts, Chief Financial Officer. Mr Donovan's experience in International Business and Financial Systems is a requisite for ensuring that the Financial Integrity of the Company's Business Segments is maintained and integrated worldwide. Prior to joining InterOil, Mr Donovan was the Corporate Controller for Rapid Design Service, Inc. (RDS). Product Design and Development, Engineering, Document Processing and Vocational Training are the services RDS provided throughout 35 locations in 11 countries. During his seven years of employment, he successfully managed the development and implementation of an integrated Accounting System throughout the entire International organisation. In addition, Mr Donovan played a key role on the RDS Due Diligence Team, and was directly responsible for managing the financial conversion process for all acquired companies. Prior to RDS, he held positions in Financial Management for International Total Services, Inc. for four years. Mr Donovan has a Bachelor of Business and Administration (Accounting and Finance) from the University of Toledo, Toledo, Ohio.

ANGELA HARTIGAN - General Manager Marketing. Since starting her career in 1979 with Exxon, Ms Hartigan has gained extensive experience and contacts in the Petroleum marketing, refining and shipping sectors of the Australian and SE Asian Oil Industry. Ms Hartigan has over 11 years' experience with Exxon and has held various senior positions including Industrial and Retail Territory Manager, Logistics and Supply Analyst, Products Trading Manager and Crude Trading Manager. In the latter role Ms Hartigan was directly responsible for negotiation of sales contracts for Exxon's share of crude oil production from Bass Strait and Timor Sea. Ms Hartigan was a former Director for Vitol Australia during which time she sourced and managed trading and marketing opportunities within Australia for the international trading arm, Vitol Asia Pte Ltd. Ms Hartigan brings this wealth of experience to InterOil in her wholesale marketing role where she will work closely with BP, Shell and other potential customers on the development and implementation of contractual marketing and supply arrangements such that refinery margins are maximised.

ALEXANDER NAIRN - General Manager Projects. "Sandy" Nairn was, until joining InterOil, Managing Director of Chicago Bridge & Iron Company (CB&I) - South Africa. In this role he had responsibility for CB&I's activities in Sub-Sahara Africa, Libya and Tunisia. Mr Nairn managed CB&I's involvement in capital projects up to US$5 billion including the Saldanha Steel Plant (production 1.2 million tons of high grade steel per annum) and the Mossgas gas to liquids plant ("GTL"), both of which are located in South Africa. The Saldanha Steel Plant project was awarded the Best Projects 1998 award by US-based Engineering News and the Mossgas refinery was the first large scale GTL Plant in the world. During his earlier career Mr Nairn was involved in the project management of large-scale oil and gas projects in both the Middle East and Scotland's North Sea. He has also managed major pressure vessel fabrication shops and subsequently his all round industry knowledge encompasses all the facets of InterOil's refinery project and key projects InterOil will be developing in the future. Mr Nairn's main function is the overall management through completion of InterOil's refinery project and the development of key projects in relation to the Company's future potential.

GRAEME ALEXANDER is the Corporate Counsel and Company Secretary for the InterOil Group and has extensive legal and geological experience having worked as a Minerals Geologist for over 10 years before specialising in law. Mr Alexander has significant PNG in-country experience, developed during his position as Principal Commercial Partner of Gadens Lawyers in PNG for over two years. Prior to that he was Senior Counsel of Mobil Exploration & Production Pty Limited and Ampolex Limited for nearly 10 years, during which time he also worked on PNG matters.

ANESTI DERMEDGOGLOU - Vice President Investor & Public Relations. Anesti has been involved in the stockbroking industry for over 16 years. He is a former member of the Johannesburg Stock Exchange and Director of Frankel Pollack Vinderine Inc, one of the largest stockbroking companies in South Africa. His experience, gained during the past six years in the financial services industry in Australia, provides him with an excellent understanding of the Investment Industry.

GARY DUVALL - Vice President Corporate Development. Mr Duvall was Managing Director for Energy Infrastructure and Business Development at Williams' international business unit. In that position, Mr Duvall was responsible for a team of professionals evaluating potential acquisitions and energy infrastructure projects in target countries around the world, with a primary focus on the Asia-Pacific Region and Europe. Through his tenure with Williams, Mr Duvall gained significant experience in the acquisition, development, and operation of pipeline and energy-related infrastructure assets. He will be responsible for co-ordinating InterOil's infrastructure development projects that will be necessary to help monetise Papua New Guinea's vast energy resources.

HAYDN GRAY - Refinery Manager. Mr Gray has 40 years' experience in the Oil and Gas Industry and has specific knowledge in the areas of Refining, Petrochemicals and Upstream Production. Mr Gray occupied several senior positions during his 25 years of service with BP including Operations Manager of BP Singapore Refinery. Some of Mr Gray's former positions prior to his recruitment by InterOil include, Operations Training Manager with Phillips Petroleum and Operations/Commissioning Manager with Crest-Clough Engineers. Mr Gray brings to InterOil his proven knowledge in refinery commissioning and operations.

                      [ORGANISATION STRUCTURE FLOW CHART]

*Future InterOil Company

CORPORATE GOVERNANCE

30

SUMMARY COMPENSATION TABLE

                                                         OTHER ANNUAL
NAME AND PRINCIPAL POSITION    YEAR    SALARY (US$)    COMPENSATION (US$)(1)
---------------------------    ----    ------------    ---------------------
Phil Mulacek                   2002      179,925              18,000
Chairman and CEO               2001      102,393              18,000
                               2000      103,169              15,000
Christian Vinson               2002      135,923                 Nil
Vice President and COO         2001      136,663               6,000
                               2000       95,464              15,000
                               ----    ------------    ---------------------

1. Value of granted options not included.

ATTENDANCES OF MEETINGS (2002)

                                           COMPENSATION
                                AUDIT     AND NOMINATION
NAME                  BOARD   COMMITTEE     COMMITTEE
----                  -----   ---------   --------------
Number of Meetings

Phil E. Mulacek(1)      10        5             2

G. Michael Folie(2)     10        5             2

Christian M. Vinson     10        -             -

Roger N. Grundy          9        -             -

Gaylen J. Byker(3)      10        5             2

(1) Chairman (2) Deputy Chairman (3) Chairman of Audit Committee

THE BOARD

The Board of InterOil is responsible for the leadership and direction of the Company,including strategy,financial budgets and business goals. The Board monitors the Company's progress towards achieving these goals by means of management reports presented at meetings or as required in the case of special investigations.

The Board presently comprises five Directors of whom three are totally independent,and two are senior executives,the CEO Phil Mulacek and Christian Vinson. The experience and qualifications of each Director are set out on page
26. The non-executive Directors meet regularly with the senior executives,discussing achievements and making suggestions and recommendations. Emphasis is placed on the need for compliance with legislation in areas such as Environment,Occupational Health and Safety and the Corporations law of the various jurisdictions in which the Company operates.

COMMITTEES OF THE BOARD

The Board has formed the following Committees:Audit, Compensation and Nomination. The Committee memberships consist of independent Directors except that the CEO sits on the Compensation and Nomination Committee as a full member and attends the meetings of the Audit Committee by invitation. The Audit Committee monitors business and financial risks and ensures the integrity of the Company's financial statements by meeting with accounting staff and the external auditor. It is also responsible for monitoring the Company's compliance with legislative requirements. The Compensation and Nomination Committee is responsible for reviewing the compensation of the CEO and senior executives to ensure that they are rewarded in accordance with market rates. In due course this Committee will also make recommendations to shareholders regarding Directors' fees. The Compensation and Nomination Committee will only meet as required,to fill vacancies on the Board as they occur.

DIRECTOR REMUNERATION

Remuneration of Directors has been set at US$18,000 per annum per Director,except for Mr Vinson and Dr Folie. Mr Vinson receives no fee other than as an employee salary and Dr Folie is paid US$50,000 per annum.

P.I.E. Corporation,of which Mr Mulacek is the president,has subsequent to year end waived management fees earned during 2000 and 2001 in the amount of US$840,000.

DIRECTORS' INTEREST

                                                                     NUMBER OF SHARES
      NAME                   ADDRESS                    POSITION     SHARES (I) & (D)  OPTIONS        EMPLOYER
--------------------------------------------------------------------------------------------------------------------
Phil Mulacek                       25025 I-45 North        Chairman    6,823,933 (I)   230,000  InterOil Corporation
                   Suite 420 The Woodlands TX 77380         and CEO      454,550 (D)
Christian Vinson                23 S Avonlea Circle  Vice President      123,000 (D)    30,000  InterOil Corporation
                             The Woodlands TX 77382         and COO
Gaylen Byker                      3201 Burton St SE        Director      959,025 (I)    30,000        Calvin College
                              Grand Rapids MI 49546                      122,000 (D)
Roger Grundy          Beech House 26 Steep Turnpike        Director       54,000 (D)   110,000         Breckland Ltd
                  Matlock Derbyshire England DE43DP
G. Michael Folie      81 South Rd Brighton VIC 3186        Director       20,000 (D)    30,000                   Nil

I. There are no escrowed, pooled or other securities. No Director or Officer has been involved in an entity which has been the subject of a striking off, cease trade or suspension order.

II. (D) = Direct (I) = Indirect holdings

III. As of March 31, 2003.

SHAREHOLDINGS

Directors do not need to hold any qualifying shares.

INDEPENDENT ADVICE

Directors have the right to seek independent advice, in relation to their rights and duties, at InterOil's expense. Prior approval of the Chairman is required.

CONTINUOUS DISCLOSURE

The Board is committed to ensure that price-sensitive information is released to ASX and other exchanges on which InterOil's securities are listed, in accordance with continuous disclosure requirements. All reports made to the exchanges are made available on the Company's internet site at www.interoil.com.

DIRECTORS' CERTIFICATE

The Directors of InterOil have made reasonable enquiries to ensure that there is no material statement in this document that is misleading and to ensure that there is no material omission from this document. The Board reports that, as at March 31, 2003, after due enquiry by them, that they have not become aware of any circumstances in their opinion that materially affect or will materially affect the assets and liabilities, financial position, profits and losses or prospects of InterOil.

/s/ Phil E. Mulacek
------------------------------
Phil E. Mulacek

Chairman, on behalf of the Board of Directors

AUDITORS' REPORT TO THE SHAREHOLDERS

32

We have audited the consolidated balance sheets of InterOil Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations, cash flows and shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG

KPMG

Sydney, Australia

April 30, 2003

Financial Statements

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN UNITED STATES DOLLARS) YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                              33

                                                     2002             2001
                                                        $                $
==========================================================================
ASSETS
Current assets:
   Cash and cash equivalents (note 2)           3,288,539          667,435
   Short-term investments (note 10)             7,105,701       17,000,000
   Due from related parties (note 5)                    -          313,599
   Other receivables                              503,859          927,185
   Prepaid expenses                                80,359           53,216
--------------------------------------------------------------------------
                                               10,978,458       18,961,435
Capital assets (note 4)                       121,217,700       76,239,877
Oil and gas properties                          2,878,703        2,096,271
--------------------------------------------------------------------------
                                              135,074,861       97,297,583
==========================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

   Accounts payable and accrued liabilities     6,744,515        1,725,438
   Due to related parties (note 5)              2,784,560          762,836
   Foreign currency forward contracts             678,648        1,703,089
--------------------------------------------------------------------------
                                               10,207,723        4,191,363
Secured loan (note 9)                          31,000,000                -
Non-controlling interest (note 3)               6,490,398        6,495,779
Shareholders' equity:

   Share capital (note 6)                      94,120,609       92,808,387
   Other paid in capital (note 6)                 769,964                -
   Accumulated deficit                         (7,513,833)      (6,197,946)
--------------------------------------------------------------------------
                                               87,376,740       86,610,441
--------------------------------------------------------------------------
                                              135,074,861       97,297,583
==========================================================================

Commitments (note 11)

See accompanying notes to consolidated financial statements.

On behalf of the Board

/s/ Phil E. Mulacek
--------------------------------
Phil E. Mulacek, Director

/s/ Christian M. Vinson
--------------------------------
Christian M. Vinson, Director

Financial Statements cont'd

CONSOLIDATED STATEMENTS OF OPERATIONS

(EXPRESSED IN UNITED STATES DOLLARS) YEARS ENDED DECEMBER 31, 2002 AND 2001

34

                                                                 2002          2001
                                                                    $             $
===================================================================================
INCOME
   Investment income                                          373,015     1,059,944
   Other income                                                11,211             -
-----------------------------------------------------------------------------------
                                                              384,226     1,059,944
-----------------------------------------------------------------------------------
EXPENSES
   Administrative and general                               2,241,911     2,143,289
   Exploration costs                                           92,673             -
   Legal and professional fees                                464,253       299,380
   Foreign exchange                                        (1,094,787)    1,941,970
-----------------------------------------------------------------------------------
                                                            1,704,050     4,384,639
-----------------------------------------------------------------------------------
(Loss) before income taxes and non-controlling interest    (1,319,824)   (3,324,695)
Income tax (expense) benefit (note 7)                          (1,446)       12,647
-----------------------------------------------------------------------------------
(Loss) before non-controlling interest                     (1,321,270)   (3,312,048)
Non-controlling interest share of losses                        5,383        32,852
-----------------------------------------------------------------------------------
NET (LOSS)                                                 (1,315,887)   (3,279,196)
-----------------------------------------------------------------------------------
BASIC (LOSS) PER SHARE (note 8)                                 (0.06)        (0.16)
DILUTED (LOSS) PER SHARE (note 8)                               (0.06)        (0.16)
===================================================================================

See accompanying notes to consolidated financial statements.

Financial Statements cont'd

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN UNITED STATES DOLLARS) YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                              35

                                                                                  2002             2001
                                                                                     $                $
=======================================================================================================
Cash provided by (used in):
OPERATIONS
   Net (loss)                                                               (1,315,887)      (3,279,196)
   Non-controlling interest                                                     (5,383)         (32,852)
   Change in non-cash operating working capital                                189,140        2,315,973
-------------------------------------------------------------------------------------------------------
                                                                            (1,132,130)        (996,075)
-------------------------------------------------------------------------------------------------------
INVESTMENTS
   Expenditure on oil and gas properties                                      (606,886)        (601,270)
   Expenditure on capital assets                                           (38,765,401)      (7,580,634)
   Redemption of cash on short term investment - certificates of deposit     9,894,299                -
   Deposit refunded                                                                 -         2,100,000
-------------------------------------------------------------------------------------------------------
                                                                           (29,477,988)      (6,081,904)
-------------------------------------------------------------------------------------------------------
FINANCING
   Proceeds from borrowings                                                 30,240,000                -
   Other net advances from related party (note 5)                            2,100,000                -
   Proceeds from issue of securities                                           891,222           93,501
-------------------------------------------------------------------------------------------------------
                                                                            33,231,222           93,501
-------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                             2,621,104       (6,984,478)
Cash and cash equivalents, beginning of year                                   667,435        7,651,913
-------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR (note 2)                              3,288,539          667,435
=======================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                                                1,820,404                -
Interest received                                                              840,337        1,180,058
=======================================================================================================

See accompanying notes to consolidated financial statements.

Financial Statements cont'd

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(EXPRESSED IN UNITED STATES DOLLARS) YEARS ENDED DECEMBER 31, 2002 AND 2001

36

                                             2002             2001
                                                $                $
==================================================================
SHARE CAPITAL
   At beginning of year                92,808,387       92,714,886
   Issue of capital stock               1,312,222           93,501
------------------------------------------------------------------
   At end of year (note 6)             94,120,609       92,808,387
------------------------------------------------------------------
ADDITIONAL PAID IN CAPITAL
   At beginning of year                         -                -
   Stock compensation (note 6)            769,964                -
------------------------------------------------------------------
   At end of year                         769,694                -
------------------------------------------------------------------
ACCUMULATED DEFICIT
   At beginning of year                (6,197,946)      (2,918,750)
   Net loss for year                   (1,315,887)      (3,279,196)
------------------------------------------------------------------
   At end of year                      (7,513,833)      (6,197,946)
------------------------------------------------------------------
Shareholders' equity at end of year    87,376,740       86,610,441
==================================================================

See accompanying notes to consolidated financial statements.

Financial Statements cont'd

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS) YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                              37

InterOil Corporation's (the "Company" or "InterOil") primary business interest is the development of an oil refinery (the "Project") in Papua New Guinea ("PNG"). The capital assets, primarily the refinery, are currently located in Port Arthur, Texas. The refinery assets are being refurbished and will be transported to Napa Napa, Port Moresby in PNG. The Company is engaged in oil and gas exploration and development activity in PNG.

1. SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realisation of assets and discharge of liabilities in the normal course of business for the foreseeable future.

The consolidated financial statements of the Company include the accounts of SP InterOil, LDC ("SPI") (99.9%), EP InterOil Limited ("EPI") (98.55%), SPI Exploration & Production Corporation (100%), SPI Distribution Limited (100%), InterOil Australia Pty Ltd (100%) and their subsidiaries.

(b) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on deposit, bank demand deposits and bank term deposits with an original maturity date of three months or less at the date of acquisition. Cash and cash equivalents are carried at cost. Accrued interest is included in other receivables.

(c) CAPITAL ASSETS

The Company is considered to be in the construction and pre-operating stage of development of the oil refinery in PNG. Project costs, net of any recoveries, incurred during this pre-operating stage are being capitalised as part of capital assets. Administrative and general costs are expensed as incurred. Capital assets are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalised. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations are capitalised as part of the cost of such capital assets. Capital assets will be depreciated over their useful lives, commencing on the date of achieving commercial operations.

(d) OIL AND GAS PROPERTIES

The Company follows the successful efforts method of accounting for oil and gas exploration and development activities. Direct acquisition costs of development properties as well as geological and geophysical costs associated with these properties are capitalised. Costs of development and exploratory wells that result in additions to proven reserves are also capitalised.

Capitalised costs are accumulated and carried forward where they are expected to be recouped through successful development, or by sale, or where exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalised costs for producing wells will be subject to depletion on the units-of-production method.

(e) FOREIGN CURRENCY

Monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at balance sheet date and non-monetary items are translated at historical rates of exchange (when the assets were acquired). Revenue and expense items are translated at rates in effect at the time of the transactions. Foreign exchange gains or losses are included in income.

Financial Statements cont'd

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONT'D

38

(f) DERIVATIVE FINANCIAL INSTRUMENTS

The Company is party to certain derivative financial instruments. Foreign currency forward contracts and put options are used to manage foreign currency exposures on construction contract expenditures. The forward contracts are not recognised in the consolidated financial statements on inception. Gains and losses on foreign currency forward contracts for specific commitments are recognised in the same period as the foreign currency expenditures to which they relate. Gains and losses which relate to forward contracts for general commitments are recognised as they occur.

(g) INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.

(h) USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the year. Actual results could differ from those estimates.

(i) EARNINGS PER SHARE

Basic earnings per share are computed by dividing net earnings by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(j) CHANGE IN ACCOUNTING POLICY - STOCK OPTIONS

The Company has the ability to grant stock options. No expense is recognised when stock options are granted provided the market value at the date of grant is not lower than the exercise price. For stock options granted to employees, the Company applies the settlement basis of accounting whereby the consideration paid to the Company on the exercise of stock options is recorded as share capital. Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in Handbook Section 3870, "Stock-based compensation and other stock-based payments". Section 3870 was applied prospectively to all stock-based compensation to non-employees granted on or after January 1, 2002. The Company has disclosed the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method.

2. CASH AND CASH EQUIVALENTS

The components of cash and cash equivalents are as follows:

                             2002      2001
                                $         $
===========================================
Cash on deposit         3,206,084   268,568
Bank demand deposits        3,131   294,768
Bank term deposits         79,324   104,099
-------------------------------------------
                        3,288,539   667,435
===========================================

Included in the 2002 bank term deposits and bank demand deposits are 308,896 Kina (2001 - 553,179 Kina) (the currency of PNG) representing a US dollar equivalent of $79,324 (2001 - $145,984).

3. NON-CONTROLLING INTEREST

On September 11, 1998 Enron Papua New Guinea Ltd ("Enron"), SPI's former joint venture partner exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron's voting, non-participating shares in EPI for a nominal amount. The capital structure of the joint venture was composed of voting, non-participating shares and non-voting, participating shares. Enron no longer actively participates in the development of the Project but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued from EPI and has sole responsibility for managing the project. Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.

At December 31, 2002 SPI holds 98.55% (2001 - 97.00%) of the non-voting participating shares issued from EPI.

4. CAPITAL ASSETS

                                               2002           2001
                                                  $              $
==================================================================
Plant and equipment, at cost             48,048,167     47,243,458
Project development costs, at cost       71,349,129     28,996,419
Capitalised borrowing costs, at cost      1,820,404              -
------------------------------------------------------------------
                                        121,217,700     76,239,877
==================================================================

Included in plant and equipment above are barges with a carrying amount of $5,599,467 at December 31, 2002. On December 20, 2001, the Company arranged a US$3 million loan facility secured by the barges and assets held by P.I.E. Corporation and Mr. Phil Mulacek. At December 31, 2002 the total owing under this facility amounted to $2,100,000. Interest rates applicable to amounts drawn on this loan facility are 5.75%.

Financial Statements cont'd

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONT'D

40

5. DUE TO (FROM) RELATED PARTIES

Amounts due from related parties of nil (2001 - $313,599) represent advances made to Direct Employment Services Corporation (DESC) that are non-interest bearing and have no fixed term of repayment. These parties are related by virtue of common ownership.

SPI does not have a Board of Directors. Instead, its articles of association provide for the business and affairs of SPI to be managed by a General Manager appointed by the shareholders of SPI and is the US sponsor under the OPIC loan. Petroleum Independent and Exploration Corporation ("P.I.E.") has been appointed as the General Manager of SPI. Under the laws of the Commonwealth of The Bahamas, the General Manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI's constituting documents to be exercised by the members (shareholders) of SPI. P.I.E. also acts as a sponsor for the Company's oil refinery project.

During 2002, P.I.E. was reimbursed for sponsors legal, accounting and reporting costs of $150,000 relating to SPI. Amounts due to related parties of $2,784,560 (2001 - $762,836) are amounts due to P.I.E. P.I.E. advanced $2,900,000 to the InterOil Group in the quarter ended March 31, 2002 and the Company has repaid $800,000 of this loan as at December 31, 2002. The remainder of the amount due to P.I.E. is non-interest bearing, has no repayment terms and relates to management fees accrued prior to the current year.

Amounts due to Directors at December 31, 2002 totalled $26,000 (2001 - $30,500) and are included in accounts payable and accrued liabilities.

6. SHARE CAPITAL

The authorised share capital of the Company consists of an unlimited number of common shares with no par value.

                              NUMBER OF SHARES           $
==========================================================
Balance, January 1, 2001         20,152,870     92,714,886
Shares issued for cash               34,000         93,501
----------------------------------------------------------
Balance, December 31, 2001       20,186,870     92,808,387
Shares issued for cash              399,073      1,312,222
----------------------------------------------------------
Balance, December 31, 2002       20,585,943     94,120,609
==========================================================

STOCK OPTIONS

Options are exercisable on a 1:1 basis. Options are issued to directors, staff and contractors. Options vest at various dates in accordance with the applicable option agreement, have an exercise period of three to five years assuming continuous employment by the Group and may be exercised at any time after issue within the exercise period. Upon resignation or retirement, options must be exercised within 30 days for employees and 90 days for Directors under the current options plan.

The following summarises the stock options outstanding:

                                               2002                     2001
===================================================================================
                                                   WEIGHTED                WEIGHTED
                                                   AVERAGE                  AVERAGE
                                        NUMBER     EXERCISE    NUMBER      EXERCISE
                                      OF OPTIONS    PRICE     OF OPTIONS    PRICE
                                                          $                       $
===================================================================================
Outstanding at the beginning of year   1,165,600     4.00        673,125     2.97
Granted                                  762,585     6.53        854,600     4.28
Exercised                               (393,000)    3.26        (34,000)    2.75
Expired                                  (25,100)    5.68       (328,125)    2.75
-----------------------------------------------------------------------------------
Outstanding at the end of year         1,510,085     5.48      1,165,600     4.00
===================================================================================

                          OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
==============================================================================
                               WEIGHTED     WEIGHTED                  WEIGHTED
                               AVERAGE      AVERAGE                   AVERAGE
   RANGE OF         NUMBER     EXERCISE    REMAINING       NUMBER     EXERCISE
EXERCISE PRICES   OF OPTIONS    PRICE     TERM (YEARS)   OF OPTIONS     PRICE
$                                     $                                      $
==============================================================================
$2.75 to $3.50       250,500     3.15           3           250,500       3
$4.00 to $5.50       951,000     4.95           2           866,000       5
$5.50 to $8.00       173,585     6.88           3            73,585       7
$8.00 to $12.00      135,000    11.68           3                -      n/a
------------------------------------------------------------------------------
$2.75 to $12.00    1,510,085     5.48           3         1,190,085       5
==============================================================================

The fair value of the 762,585 options granted subsequent to January 1, 2002 has been estimated at the date of grant in the amount of $976,900 using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; dividend yield of nil; volatility factor of the expected market price of the Company's common stock of 20%; and a weighted average expected life of the options of three years. An amount of $769,964 has been recognized as compensation in the financial statements and $206,936 as a pro forma compensation expense. For purposes of pro forma disclosure, the estimated fair value of the options is expensed over the options' vesting period, which is estimated as three years.

The following is the Company's pro forma earnings with the fair value method applied to all options issued during the year:

                                                                                        2002
====================================================================================================
                                                                                             LOSS
                                                                                  LOSS     PER SHARE
                                                                                       $           $
====================================================================================================
Loss for the year                                                              1,315,887     (0.06)
Pro forma compensation expense related to fair value of stock options issued     206,936     (0.01)
----------------------------------------------------------------------------------------------------
Pro forma loss for the year                                                    1,522,823     (0.07)
====================================================================================================

The loss per share disclosed above would not change had the shares under option been excercised.

Financial Statements cont'd

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONT'D

42

7. INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Federal and provincial statutory income tax rates of 38.62% (2001 - 41.75%) to income before income taxes and non-controlling interest. The reasons for the differences are as follows:

                                                            2002         2001
                                                               $            $
=============================================================================
Computed tax (benefit)                                  (509,716)  (1,388,060)
Increase (Decrease) resulting from:
Tax rate differential on foreign subsidiaries            188,788      137,293
Non-taxable items                                       (183,802)      57,715
Future income tax benefit not brought to account for:
   Tax losses                                            346,526      606,039
   Timing differences                                    158,204      574,366
Over provision for tax in prior years                       (332)     (12,647)
Other taxes                                                1,778            -
-----------------------------------------------------------------------------
                                                           1,446      (12,647)
=============================================================================

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2002 and 2001 are presented below:

                                         2002         2001
                                            $            $
==========================================================
Future tax assets:
   Carried forward tax losses       1,366,190      827,426
   Timing differences                 671,323      587,441
----------------------------------------------------------
                                    2,037,513    1,414,867
   Less valuation allowance        (2,037,513)  (1,414,867)
----------------------------------------------------------
Net future tax asset (liability)            -            -
==========================================================

No tax benefits have been recorded in respect of losses and timing differences incurred by the Company and its subsidiaries since such are in foreign jurisdictions that do not provide tax relief.

Carried forward tax losses in PNG expire within seven years.

During the year the Company paid withholding taxes in PNG of $1,077 (4,193
Kina).

An amount of $1,778 (C$2,807) was paid to the Ontario Ministry of Finance for Corporations Tax in the State of Ontario, Canada.

There were no taxes paid in other jurisdictions.

8. LOSS PER SHARE

Loss per share is computed on the weighted average number of shares on issue during the year of 20,462,167. (2001 - 20,178,859). Had the shares under option, referred to in note 6, been exercised in 2002 and 2001 loss per share would not have changed.

There were 1,430,085 potentially dilutive shares outstanding at 31 December
2002.

9. SECURED LOAN

On June 12, 2001, EPI entered into a loan agreement with the Overseas Private Investment Corporation ("OPIC") to secure an $85 million project financing facility. The first drawdown of this loan facility for $31 million occurred on March 28, 2002. The loan is secured over the assets of the project. EPI has committed to pay OPIC an annual commitment fee of 0.5% of the undrawn amount, and a one time facility fee in the amount of 1.0% of the total project financing facility.

The loan expires June 30, 2013 and half yearly repayments of $4.5 million commence on June 30, 2004. The agreement contains certain financial covenants including the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. The interest rate is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread. The OPIC spread is 3.0% per annum prior to project completion and 3.5% per annum on and after project completion. The weighted average interest rate for the year ended December 31, 2002 was 7.71%.

10. FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, amounts due from related parties, other receivables, accounts payable and accrued liabilities approximate fair values due to the short term maturities of these instruments. It is not possible to determine the fair value of amounts due to related parties. The carrying amount of the secured loan approximates its fair value.

With the exception of cash and cash equivalents and short term investments, all financial assets are non-interest bearing. Cash and cash equivalents earned average interest rates of 3.5% (2001 - 5%). The Company has invested $7,105,701 million in short term investments at December 31, 2002 in the form of certificates of deposit. These funds are recorded as short term investments and earn an average rate of interest of 1.2%.

Credit risk is minimised as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings determined by a recognised rating agency.

The Company has foreign currency forward contracts totalling $62 million (2001 - $81 million) at December 31, 2002 to acquire Australian dollars to hedge Australian dollars amounts payable pursuant to the refinery construction. These contracts mature during 2003. The Company would have been required to pay a total of $4,001,462 (2001 - $12,746,164) to settle the contracts at December 31, 2002. An unrealised exchange loss of $678,648 (2001 - $1,703,089) has been recognised on the balance sheet, which relates to that portion of the foreign currency forward contracts which is excess to specific commitments.

As a requirement of the hedging contracts a collateral arrangement has been entered into whereby an amount of US$7.1 million (2001 - $17 million) is held on deposit at December 31, 2002 and has been pledged in favour of the provider of the hedge. Funds required to be held on deposit as collateral are reducing over time as project expenditure is undertaken and the foreign currency forward contracts are closed out.

Financial Statements cont'd

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONT'D

44

11. COMMITMENTS

InterOil has committed to pay OPIC an annual commitment fee of 0.5% of the undrawn amount.

InterOil has Petroleum Prospecting and Retention Licence expenditure commitments of US$4,100,000 which relate to various holdings in PNG for the next two years.

Clough Niugini Limited has been contracted to build the oil refinery in Napa Napa under a US$91,000,000 (A$171 million) fixed price construction contract. The Company has commitments remaining under this contract of US$71,000,000 December 31, 2002.

12. SUBSEQUENT EVENT

Subsequent to year end, the Company issued new capital consisting of 862,500 ordinary common shares at C$13.75 per share equating to a net injection of new capital of C$11,859,375 (USD equivalent $7,781,683) on February 7, 2003, and 755,000 ordinary common shares at C$15.00 per share equating to new capital C$11,325,000 on April 29, 2003.

The Corporation received a second tranche of its loan with OPIC on February 25, 2003 in the amount of US$6,500,000. A third tranche of US$6,000,000 was received on March 25, 2003.

The Directors and other interested parties of InterOil Corporation exercised 250,000 fully paid share options in January and February 2003. This resulted in a net injection of new capital of US$1,115,700.

Financial Statements cont'd

ASX ADDITIONAL INFORMATION

                                                                              45

The Directors advise that the financial statements presented in this financial report have been adjusted from those presented in the preliminary final report lodged in the form of Appendix 4B to the Australian Stock Exchange listing rules.

The adjustment relates to the Canadian GAAP accounting treatment for an intra-group share issue transaction and has resulted in a decrease in net profit attributable to outside equity interests of US$2.0 million.

Other financial statement information presented is consistent with the preliminary final report.

TOP 20 SHAREHOLDERS AS AT MARCH 31, 2003 21,698,443 shares outstanding

                  NAME                     UNITS AS AT    %    RANK
===================================================================
P.I.E. Group LLC(1)                         5,980,764   27.6     1
CDS - Roytor & Co, Royal                    2,294,500   10.6     2
CDS - CIBC                                  1,426,262    6.6     3
CDS - The Depository Trust                  1,314,744    6.0     4
ANZ Nominees Limited                        1,311,647    6.0     5
Asian Pacific Refinery Investment Inc(2)      959,025    4.4     6
Yorkton Securities                            897,745    4.1     7
JP Morgan                                     851,000    3.9     8
CEDE & Co                                     805,082    3.7     9
Phil Mulacek                                  454,550    2.1    10
P.I.E. Corporation                            433,169    2.0    11
Nikiski Partners(3)                           410,000    1.9    12
Global Asset Management                       265,000    1.2    13
TD Waterhouse                                 250,000    1.1    14
National Nominees Limited                     238,971    1.1    15
Commodities Trading International Inc.        198,000    0.9    16
Royal Trust Corp.                             180,000    0.8    17
Royal Trust Global                            167,000    0.8    18
Peter Inglis                                  163,083    0.7    19
Advast & Co                                   156,500    0.7    20

1 Mr P. E. Mulacek is the president of the general manager of P.I.E. Group LLC. 2 Mr G. Byker is the general partner of Asia Pacific Refinery Investment Inc.
3 P.I.E Corporation is the general partner of Nikiski Partners.

GLOSSARY

46

ANTICLINE A configuration of folded, stratified rocks in which rocks dip in two directions away from a crest, generally convex upward, the core of which contains the stratigraphically older rocks. In Papua New Guinea generally seen at surface as a hill, often elongate or cigar shaped.

API GRAVITY The industry standard method of expressing specific gravity of crude oils. Higher API gravities mean lower specific gravity and lighter oils.

BASIN (SEDIMENTARY) Segment of the earth's surface which has been down-warped and infilled with sedimentary detrital or carbonate rocks. Sediments increase in thickness toward the centre of a basin.

BARREL (PETROLEUM) Unit volume measurement used for petroleum and its products; 1 barrel = 42 US gallons, 35 Imperial gallons (approx.), or 159 litres (approx.); 7.3 barrels = 1 ton (approx.); 6.29 barrels = 1 cubic metre = 35.32 cubic feet.

BCF Standard measure of gas volume - Billion (10(9)) cubic feet equivalent to 1000 million cubic feet (mcf).

BITUMEN Any solid and semi-solid hydrocarbons that can be converted into liquid form by heating.

CARBONATE Sedimentary rocks composed of calcium carbonate (CaCo(3)) see limestone.

CHARGE The movement of oil and gas into a reservoir and a structure, normally an anticline to form an oil or gas field.

CONDENSATE A component of natural gas which is a liquid at surface conditions.

CRETACEOUS The final period of the Mesozoic era, spanning the time between 145 and 65 million years ago. The name is derived from the Latin word "creta" (chalk) and was first applied to extensive deposits of this age that form white cliffs along the English Channel.

DOWNSTREAM The oil industry term used to refer to distribution, marketing, and shipping of petroleum products. The opposite of downstream is upstream.

EOCENE An epoch of the lower Tertiary period, spanning the time between 55.5 and
33.7 million years ago. Its name is from the Greek words "eos" (dawn) and "ceno"
(new).

FIELD A natural accumulation of oil and/or gas within a reservoir below a seal rock, and within a trap.

FOLD BELT An area affected by compressional forces which results in folding (wrinkling) and thrusting. Usually separated from an undeformed foreland by a frontal fault (thrust).

FORELAND A stable area which lies in front of and is unaffected by the compressional forces which develop a Fold Belt.

HAZOP Hazard and operability study.

HYDROCARBONS Compounds containing only the hydrogen and carbon atoms. May be in solid, liquid or gaseous form.

JURASSIC The middle period of the Mesozoic era, spanning the time between 213 and 145 million years ago. It is named after the Jura Mountains between France and Switzerland, where rocks of this age were first studied.

LIMESTONE Sedimentary rock composed largely of mineral calcite, CaCO(3), formed by either organic or inorganic processes. Carbonate rocks, limestone and dolomite, constitute estimated 12 to 22% of sedimentary rocks exposed above sea level.

MESOZOIC The middle era between the Paleozoic and the Tertiary 248 and 65 million years ago. Its name is from the Greek word "Mesozoic" (middle life).